CHARLES J. BAIR (858) 550-6142 cbair@cooley.com	VIA FEDEX AND EDGAR

February 29, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Attention: Dana Brown

RE:	Hot Topic, Inc.

Form 10-K for the Fiscal Year Ended February 3, 2007

File No. 000-28784

Dear Mr. Brown:

Hot Topic, Inc. (the “Company”) is in receipt of the comments from the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) by letter dated February 15, 2008 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2007 filed with the Commission on March 28, 2007.

As previously discussed orally with the Staff, the Company is hereby notifying the Commission of its intention to provide a response to the Comment Letter by Friday, March 14, 2008. Please direct any comments or questions regarding this matter to me at (858) 550-6142.

Sincerely,

Cooley Godward Kronish LLP

/s/ Charles J. Bair
Charles J. Bair

cc:	Pamela Howell, Securities and Exchange Commission

Elizabeth McLaughlin, Hot Topic, Inc.

James McGinty, Hot Topic, Inc.

Jason L. Kent, Esq., Cooley Godward Kronish LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121    T: (858) 550-6000    F: (858) 550-6420    WWW.COOLEY.COM